UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Tyra Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

90240B106

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     90240B106

1.	Names of Reporting Persons RA Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 10,677,140
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 10,677,140
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,677,140
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.1%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No.     90240B106

1.	Names of Reporting Persons Peter Kolchinsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 10,677,140
		9.	Sole Dispositive Power. 0
		10.	Shared Dispositive Power 10,677,140
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,677,140
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.1%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No.     90240B106

1.	Names of Reporting Persons Rajeev Shah
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 10,677,140
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 10,677,140
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,677,140
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.1%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No.     90240B106

1.	Names of Reporting Persons RA Capital Healthcare Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 8,697,956
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 8,697,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,697,956
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No    . 90240B106

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and supplemented as follows:

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 27, 2021 and amended on February 6, 2024 and October 22, 2024 (the “Statement”) by RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah and RA Capital Healthcare Fund, L.P. (the “Fund”) with respect to the common stock, $0.0001 par value per share (“Common Stock”), of Tyra Biosciences, Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated as follows:

(a)	This Statement is being filed on behalf of RA Capital, Dr. Kolchinsky, Mr. Shah, and the Fund, who are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Act”), is attached hereto as Exhibit 1.

The Reporting Persons’ ownership of the Issuer’s securities includes (i) 8,697,956 shares of Common Stock held directly by the Fund; (ii) 442,721 shares of Common Stock held by a separately managed account (the “Account”); (iii) 1,496,613 shares of Common Stock held by RA Capital Nexus Fund, L.P. (the “Nexus Fund”); (iv) Pre-Funded Warrants (as defined below) exercisable for up to 1,538,457 shares of Common Stock held directly by the Fund; (v) Exchange Warrants (as defined below) exercisable for up to 1,000,000 shares of Common Stock held directly by the Fund; (vi) a total of 36,750 shares underlying vested stock options (right to buy), and 3,100 shares underlying stock options (right to buy) which shall vest within 60 days of this filing held by Jake Simson for the benefit of RA Capital. The Pre-Funded Warrants and the Exchange Warrants each contain a provision (collectively the “Beneficial Ownership Blocker”) which precludes exercise of the warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 19.99% of the Common Stock outstanding. The Fund is currently prohibited from exercising the Pre-Funded Warrants and/or the Exchange Warrants by virtue of the Beneficial Ownership Blocker.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund, the Account, and the Nexus Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund, the Account, or the Nexus Fund. The Fund and the Nexus Fund have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s and the Nexus Fund’s portfolio, including the shares of the Issuer’s Common Stock reported herein. Because the Fund and the Nexus Fund have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, the Fund and the Nexus Fund disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Statement other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)	The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)	The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund, the Account and the Nexus Fund. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No.      90240B106

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover pages.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

November 2024 Stock Purchase Agreement

On November 8, 2024, the Fund purchased 1,220,681 shares of Common Stock from Boxer Capital, LLC at a price per share of $16.25. The purchase was for cash and will be funded by the working capital of the Fund.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

(a)	The information set forth in rows 11 and 13 of the cover pages to this Statement is incorporated by reference. The percentage set forth in row 13 is based upon the sum of (i) 50,602,991 outstanding shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024, and (ii) 39,850 shares of Common Stock issuable upon the exercise of stock options within 60 days.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Statement and Item 2 above is incorporated by reference.

(c)	Schedule A sets forth all transactions with respect to the shares of Common Stock effected since the most recent amendment to this Statement by any Reporting Person and is incorporated herein by reference.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Statement.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 1	Joint Filing Agreement

Exhibit 7	Stock Purchase Agreement

CUSIP No.     90240B106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
Name: Peter Kolchinsky
Title: Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
Name: Peter Kolchinsky
Title: Manager

CUSIP No.     90240B106

SCHEDULE A

Transaction	Reporting Person	Date	No. Shares	Price Per Share
Private Purchase	Fund	11/08/2024	1,220,681	$16.25
Vest Stock Option (Right to Buy)	RA Capital	12/29/2024	1,550	(1	)*

(1)	This option represents a right to purchase a total of 18,600 shares of the Issuer's Common Stock, which began vesting on June 29, 2024 in 12 equal monthly installments over one year, subject to Dr. Simson’s continued service to the Issuer through each vesting date. These options have an exercise price of $15.94.

* Represents future vesting options within 60 days from the filing date of this Schedule 13D/A.